UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael J. Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 418-2200

With copies to:

Stuart M. Cable, Esq.	Robert W. Hesslein, Esq.
Lisa R. Haddad, Esq.	Senior Vice President, General Counsel
Kingsley L. Taft, Esq.	and Secretary
Goodwin Procter LLP	Foundation Medicine, Inc.
Exchange Place	150 Second Street
Boston, MA 02109	Cambridge, MA 02141
(617) 570-1000	(617) 418-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Foundation Medicine, Inc., a Delaware corporation (“Foundation”). The Schedule 14D-9 relates to the tender offer by Roche Holdings, Inc., a Delaware corporation (“Offeror”), to purchase up to 15,604,288 shares of Foundation’s common stock, par value $0.0001 per share (each, a “Share”), representing, when added to the Shares already owned by Roche Holding Ltd, an indirect parent of Offeror, and its subsidiaries, and together with the 5,000,000 newly issued Shares to be purchased by Offeror in consideration of Offeror’s primary investment in Foundation of $250 million in cash (the “Issuance”), up to approximately 56.3% of the outstanding Shares on a fully diluted basis at the closing of the Issuance, at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Offeror with the SEC on February 2, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph in the section entitled “Continuing Directors; Management” with the following:

Under the terms of the Investor Rights Agreement, Foundation and Offeror agreed that, immediately following the Closing, the size of the Board of Directors would be increased to nine directors, consisting of: (a) three directors designated by Offeror, including Daniel O’Day; (b) two of the current independent directors on the Board of Directors affiliated with the Existing VC Investors; (c) three additional independent directors, including current directors Evan Jones and David Schenkein, M.D., and a third director to be agreed upon by Foundation and Offeror prior to the Closing; and (d) Michael Pellini, M.D., the Chief Executive Officer of Foundation.

In advance of the anticipated Closing, Offeror identified its three director designees: Daniel O’Day, Roche Pharmaceuticals Division, Chief Operating Officer and member of the Roche corporate executive committee; Sandra J. Horning, M.D., FACP, FASCO, Senior Vice President, Global Head, Product Development and Chief Medical Officer for Roche/Genentech; and Michael D. Varney, Ph.D., Head Genentech Research and Early Development. Certain biographical information of the Roche director designees is set forth below:

Daniel O’Day

Mr. O’Day currently serves as chief operating officer for Roche’s Pharmaceutical Division and a member of the Roche corporate executive committee. Mr. O’Day has nearly three decades of operating expertise at Roche having served previously in various executive leadership positions for Roche Pharmaceuticals and Diagnostics. Previously, and most recently, Mr. O’Day served as president and chief executive officer of Roche Molecular Diagnostics USA and subsequently, chief operating officer of Roche Diagnostics Division. Mr. O’Day received a B.S. degree in biology from Georgetown University and a master’s degree in business administration from Columbia University.

Sandra Horning, M.D.

Dr. Horning currently serves as global head, product development and chief medical officer for Roche and Genentech. She joined Roche in late 2009 as global head of oncology product development. She is an emerita professor of medicine (oncology) at Stanford University where she served as a tenured professor, practicing oncologist and investigator for more than two decades. Dr. Horning received B.A. and M.D. degrees at the University of Iowa. She completed a post-doctoral fellowship at Stanford University.

Michael D. Varney, Ph.D.

Dr. Varney currently serves as head of Genentech’s Research and Early Development. He joined Genentech nearly a decade ago and since, he has held various executive roles in small molecule drug discovery and research. Previous to his tenure at Roche/Genentech, Dr. Varney served as vice president, drug discovery for Pfizer’s Global Research and Development organization. Dr. Varney previously spent nearly ten years with Agouron Pharmaceuticals, Inc., eventually serving as its corporate vice president and head of research. Dr. Varney received a B.S. degree in chemistry from the University of California, Los Angeles and a Ph.D. in organic synthesis from the California Institute of Technology. He completed a post-doctoral research fellowship at Columbia University.

In connection with the Closing, it is also anticipated that Alexis Borisy and Krishna Yeshwant, M.D. will remain on the Board as the two independent directors affiliated with the Existing VC Investors, and Brook Byers will step off the Board. It is also anticipated that Alexis Borisy will remain as Chairman of the Board of Directors following the Closing. The parties also agreed that the vacant seat on the Board will be filled following (and not prior to) the Closing with an independent director to be agreed upon by Foundation and Offeror.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 (“Interest in Securities of the Subject Company”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the bottom of the table set forth in Item 6:

Jason Ryan	February 27, 2015	2,750	$0.08		Shares acquired pursuant to exercise of stock option
Jason Ryan	February 27, 2015	6,750	$0.84		Shares acquired pursuant to exercise of stock option
Jason Ryan	February 27, 2015	10,750	$4.16		Shares acquired pursuant to exercise of stock option
Jason Ryan	February 27, 2015	4,750	$7.12		Shares acquired pursuant to exercise of stock option
Jason Ryan	February 27, 2015	25,000	$47.6106	(1)	Sale of stock
Robert W. Hesslein	March 2, 2015	10,934	$4.16		Shares acquired pursuant to exercise of stock option*
Robert W. Hesslein	March 2, 2015	3,125	$7.12		Shares acquired pursuant to exercise of stock option*
Robert W. Hesslein	March 2, 2015	1,424	$48.35		Sale of stock in a sell-to-cover transaction to cover the exercise price of stock options
Steven J. Kafka	March 3, 2015	20,656	$4.16		Shares acquired pursuant to exercise of stock option
Steven J. Kafka	March 3, 2015	20,656	$47.6834	(1)	Sale of stock
Steven J. Kafka	March 3, 2015	3,124	$4.16		Shares acquired pursuant to exercise of stock option
Steven J. Kafka	March 3, 2015	3,124	$47.693	(1)	Sale of stock
Steven J. Kafka	March 3, 2015	9,344	$7.12		Shares acquired pursuant to exercise of stock option
Steven J. Kafka	March 3, 2015	9,344	$47.5659	(1)	Sale of stock
Vincent Miller	March 3, 2015	14,058	$0.84		Shares acquired pursuant to exercise of stock option*
Vincent Miller	March 3, 2015	3,000	$0.84		Shares acquired pursuant to exercise of stock option*
Vincent Miller	March 3, 2015	17,058	$47.8143	(1)	Shares sold to satisfy tax obligations in connection with the exercise of stock option
Vincent Miller	March 3, 2015	4,813	$0.84		Shares acquired pursuant to exercise of stock option*
Vincent Miller	March 3, 2015	5,467	$4.16		Shares acquired pursuant to exercise of stock option*
Vincent Miller	March 3, 2015	3,125	$7.12		Shares acquired pursuant to exercise of stock option*
Vincent Miller	March 3, 2015	2,348	$29.94		Shares acquired pursuant to exercise of stock option*
Michael J. Pellini	March 4, 2015	118,516	$0.84		Shares acquired pursuant to exercise of stock option*
Michael J. Pellini	March 4, 2015	66,539	$47.4067	(1)	Shares sold to satisfy tax obligations in connection with the exercise of stock option
Michael J. Pellini	March 5, 2015	22,693	$0.84		Shares acquired pursuant to exercise of stock option*
Michael J. Pellini	March 5, 2015	67,200	$0.84		Shares acquired pursuant to exercise of stock option*
Michael J. Pellini	March 5, 2015	38,276	$4.16		Shares acquired pursuant to exercise of stock option*
Michael J. Pellini	March 5, 2015	21,875	$7.12		Shares acquired pursuant to exercise of stock option*
Michael J. Pellini	March 5, 2015	86,761	$47.1042	(1)	Shares sold to satisfy tax obligations in connection with the exercise of stock option
Robert W. Hesslein	March 5, 2015	4,635	$47.24	(1)	Shares sold to satisfy tax obligations in connection with the exercise of stock option on March 2, 2015
Evan Jones	March 16, 2015	6,248	$4.16		Shares acquired pursuant to exercise of stock option
Evan Jones	March 16, 2015	3,828	$7.12		Shares acquired pursuant to exercise of stock option

*	Such executive officer has informed Foundation that he exercised this stock option in order to participate in the Offer.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the exhibit index:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(17)	Press Release issued by Foundation Medicine, Inc. on March 23, 2015	8-K	3/23/15	99.1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOUNDATION MEDICINE, INC.

Dated: March 23, 2015	By:	/s/ Robert W. Hesslein
	Name:	Robert W. Hesslein
	Title:	Senior Vice President, General Counsel and Secretary